Filed pursuant to Rule 433
Registration No. 333-192302 , 333-192302-06

Auto-callable Contingent Coupon Equity Linked Securities Based on the Common Stock of Apple Inc.

Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

Guarantee:	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.

Underlying shares:	Shares of common stock of Apple Inc. (Nasdaq symbol: “AAPL”) (the “underlying share issuer”)

Stated principal amount:	$1,000 per security

Pricing date:	May , 2016 (expected to be May 13, 2016)

Issue date:	May , 2016 (three business days after the pricing date)

Valuation dates:	Expected to be August 15, 2016, November 14, 2016, February 13, 2017, May 15, 2017 (the “final valuation date”), each subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur

Maturity date:	Unless earlier redeemed, May , 2017 (expected to be May 22, 2017)

Contingent coupon payment dates:	For each valuation date, the fifth business day after such valuation date, except that the contingent coupon payment date for the final valuation date will be the maturity date.

Contingent Coupon:	On each quarterly contingent coupon payment date, unless previously redeemed, the securities will pay a contingent coupon equal to 2.50% to 3.00% (approximately 10.00% to 12.00% per annum) (to be determined on the pricing date) of the stated principal amount of the securities if and only if the closing price of the underlying shares on the related valuation date is greater than or equal to the coupon barrier price. If the closing price of the underlying shares on any quarterly valuation date is less than the coupon barrier price, you will not receive any contingent coupon payment on the related contingent coupon payment date.

Automatic early redemption:	If, on any quarterly observation date beginning August , 2016 (expected to be August 15, 2016) and prior to the final valuation date, the closing price of the underlying shares is greater than or equal to the initial share price, each security you then hold will be automatically redeemed on the related contingent coupon payment date for an amount in cash equal to $1,000 plus the related contingent coupon payment.

Payment at maturity:

If the securities are not automatically redeemed prior to maturity, you will be entitled to receive at maturity, for each security you then hold:

•    If the final share price is greater than or equal to the final barrier price: $1,000 plus the contingent coupon payment due at maturity.

•    If the final share price is less than final barrier price: a fixed number of underlying shares equal to the equity ratio (or, if we exercise our cash election right, the cash value of those shares based on the closing price of the underlying shares on the final valuation date)

If the final share price is less than the final barrier price, you will receive underlying shares (or, in our sole discretion, cash) worth less than 80.00% of the stated principal amount of your securities, and possibly nothing, at maturity, and you will not receive any contingent coupon payment at maturity.

Initial share price:	$ , the closing price of the underlying shares on the pricing date

Final share price:	The closing price of the underlying shares on the final valuation date

Coupon barrier price:	$ , 80% of the initial share price

Final barrier price:	$ , 80% of the initial share price

Equity Ratio:	, the stated principal amount divided by the initial share price, subject to anti-dilution adjustments for certain corporate events

Listing:	The securities will not be listed on any securities exchange.

CUSIP / ISIN:	17324C3M6 / US17324C3M6

Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal

Investor Profile

Investor Seeks:	Investor Can Accept:
• A holding period of approximately 12 months

• Exposure to the common stock of Apple Inc. • Potential for enhanced yield

•    The possibility of losing a significant portion of the principal amount invested

•    The structured investment described herein is subject to the credit risk of Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc., is complex and not suitable for all investors, is generally illiquid an does not pay interest. Prospective investors should evaluate their financial objective and tolerance for risk prior to investing in any structured investment.

A complete description of the risks associated with this investment is outlined in the “Summary Risk Factors” section of the offering document, as link for which is found below.

Link to the related offering document:

http://www.sec.gov/Archives/edgar/data/200245/000095010316013250/dp65623_424b2-788.htm

Citigroup Global Markets Holdings Inc., the issuer, has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the product supplement, prospectus supplement and the prospectus in that registration statement (File No. 333-192302 and 333-192302-06) and the other documents Citigroup Global Markets Holdings Inc. has filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov . Alternatively, you can request the product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Citi Private Bank is a business of Citigroup Inc. (“Citigroup”), which provides its clients access to a broad array of products and services available through bank and non-bank affiliates of Citigroup. Not all products and services are provided by all affiliates or are available at all locations. In the US, brokerage products and services are provided by Citigroup Global Markets Inc. (“CGMI”), member SIPC. Accounts are carried by Pershing LLC, member FINRA, NYSE, SIPC. CGMI and Citibank, N.A. are affiliated companies under the common control of Citigroup. Outside the US, brokerage products and services are provided by other Citigroup affiliates.

Citi and Citi with Arc Design are registered service marks of Citigroup Inc. or its affiliates.

INVESTMENT PRODUCTS: NOT FDIC INSURED · NOT GOVERNMENT INSURED

· NO BANK GUARANTEE · MAY LOSE VALUE